

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2017

Thomas Surgent
Chief Compliance Officer
Highland Capital Management, L.P.
300 Crescent Court, Suite 700
Dallas, TX 75201

>   **Re: RAIT Financial Trust**
>   **Amendment No. 4 to Schedule 13D filed February 8, 2017 by Highland**
>   **Global Allocation Fund, et al.**
>   **File No. 005-53667**

Dear Mr. Surgent:

We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand your disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please explain why in a response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

General

1. Some of the statements and representations contained within the above-captioned filing that have not been specifically requested by the line item disclosure requirements within Schedule 13D may constitute a solicitation within the meaning of Rule 14a-1(1)(1)(iii) of Regulation 14A. Please provide us with a brief legal analysis that explains what consideration was given to the application of Section 14(a) and Rule 14a-3(a) thereunder when the slide presentation attached as Exhibit 99.1 was filed. In addition, please advise us of the legal basis upon which Highland concluded the slide presentation was required to be filed as an exhibit, or confirm for us the exhibit was filed voluntarily.

Exhibit 99.1

2. To the extent that the statements and representations which were not expressly required to be included by a specific line item requirement within Schedule 13D, and constitute a solicitation within the meaning of Rule 14a-1(l)(1)(iii) of Regulation 14A, please be

advised that the statements should have only been made in reliance upon, and compliance with, Rule 14a-12 under Regulation 14A. In addition, each statement or assertion of opinion or belief must be characterized as such and be supported by a reasonable factual basis that is self-evident, disclosed, or provided to the staff on a supplemental basis. In addition, the statements made also must be factually correct in order to comply with Rule 14a-9. The following statements serve as a non-exhaustive itemization of examples of the types of assertions for which factual support will be sought under Note b. to Rule 14a-9 if a solicitation is determined to exist:

- *RAIT has "[s]ubstantial, long‐term underperformance relative to peers",*
- *RAIT has a "[c]omplex business with no articulated long‐term strategy",*
- *RAIT has "[o]utsized G&A and compensation expense",*
- *RAIT's "[l]ack of defined niche",*
- *RAIT's "[h]igh balance sheet leverage and escalating cost of capital",*
- *RAIT's "[l]imited confidence in dividend sustainability after 50% cut",*
- *RAIT's "[s]eemingly indiscriminant capital allocation",*
- *RAIT's "[l]ack of transparency from consolidated financial statements*",
- *"RAIT governance shows little deference to shareholders",*
- RAIT's "*amended bylaws disenfranchise shareholders",*
- that RAIT engaged in "*late disclosure of IRT margin loan"* and that *"RAIT's interest in IRT had been held on margin",*
- *"[m]ost large cap mREIT peers are externally managed and have been more successful than RAIT in generating value for shareholders",*
- *"[e]stimated synergies of at least 50% over ~18‐24‐months would potentially increase pro forma CAD/share by >20% providing flexibility with respect to RAIT's capital allocation strategy",*
- *"[p]roven management platform of scale in NexPoint with access to market leading network to drive origination*",
- *"NexPoint's proposal is highly compelling*",
- *"six years of operating challenges and significant stock underperformance*",
- *"[h]istory of strong disclosure and active outreach at NXRT [that has been] well received by shareholders/analysts*",
- RAIT has provided "*[n]o updated information on overhead or business plan since announced IRT internalization in August 2016";* consider the press releases issued on December 20, 2016, and
- RAIT has a "*[c]ontinued focus on conduit lending activity*"; consider the disclosures in RAIT's Quarterly Report on Form 10-Q filed on November 16, 2016.

RAIT Historical Timeline, page 3

3. Please revise your statement that RAIT disclosed the SEC settlement related to Taberna in January 2015. In this regard, we note RAIT disclosed that Taberna had reached an agreement and accepted an offer of settlement in a Form 8-K filed on September 4, 2015.

4. Please revise your statement that Scott Davidson was appointed RAIT's Chief Executive Officer on September 27, 2016. In this regard, we note that RAIT disclosed on a Current Report on Form 8-K filed on December 20, 2016, that Mr. Davidson assumed the Chief Executive Officer position on that date.

NexPoint's Proposal is Highly Compelling vs. Status Quo, page 7

5. The disclosure states that Mr. Malter has been part of the executive team for the past six years. Given that he was only named Chairman of the Board on October 24, 2016, please include a corrective statement in the next submission to clarify Mr. Malter's position during the time period noted in the table.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Charles T. Haag, Esq.